Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

October 26, 2009

Via EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Wendy’s/Arby’s Restaurants, LLC Amendment No. 2
Registration Statement on Form S-4 (File No. 333-161613)

Ladies and Gentlemen:

     On behalf of Wendy’s/Arby’s Restaurants, LLC, a Delaware limited liability company (the “Company”), and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced above (the “Guarantors”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) of the Company and the Guarantors, together with Exhibits, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2009.

     Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Amanda Ravitz, dated October 21, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

      The Company has asked us to convey the following as its responses to the Staff:

General

1.

Please advise as to why the opinions contained in Exhibits 5.3 and 5.13 do not contain an opinion to the effect that no consent, approval, authorization or order of, or filing if required. Alternatively, please have counsel provide such an opinion.

Wendy’s/Arby’s Restaurants, LLC

Response to Comment 1

     Under Item 601(b)(5) of Regulation S-K, an opinion of counsel is required that the exchange notes and guarantees are binding obligations of the Company and the Guarantors, respectively. Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) is providing this legal opinion. Because certain of the Guarantors are incorporated or organized in states other than New York and Delaware, in order to provide its legal opinion filed as Exhibit 5.1, Paul Weiss needs to rely on the opinions provided as Exhibits 5.2 through 5.13 as to certain matters of state law. Although the “no consent” opinion is included in some of the local counsel opinions, it is not required by Item 601(b)(5) of Regulation S-K. Also, such an opinion is not necessary for Paul Weiss to provide its enforceability opinion. Therefore, the “no consent” opinion was not provided in Exhibit 5.3 and Exhibit 5.13.

2.

Please revise each of the opinions in Exhibits 5.5, 5.6, 5.8, 5.9 and 5.10 to provide a good standing certificate that is as of a date closer to the date of the opinion. Alternatively, please have counsel delete the paragraph which limits its opinion to a good standing certificate that is not dated as of a date close to the date of the opinion.

Response to Comment 2

      Counsel has revised each of the opinions in Exhibits 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.8, 5.9 and 5.10 in response to the Staff’s comment to provide a good standing certificate that is as of a date closer to the date of the opinion. The opinions have been refiled as exhibits to the Registration Statement.

Exhibit 5.12

3.	Please delete the fourth paragraph of the opinion. All qualifications, exceptions, definitions and limitations should be contained within the body of the opinion.

Response to Comment 3

      Counsel has deleted the fourth paragraph of the opinion in response to the Staff’s comment. The opinion has been refiled as Exhibit 5.12 to the Registration Statement.

* * * *

     If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely, /s/ John C. Kennedy John C. Kennedy, Esq.

cc: Nils H. Okeson, Esq.

Wendy’s/Arby’s Restaurants, LLC